UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Dorian LPG Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2106R110
(CUSIP Number)
John C. Hadjipateras
c/o Dorian LPG (USA) LLC 27 Signal Road Stamford, CT 06902 Tel: (203) 674-9900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	Y2106R110

1.	Names of Reporting Persons
John C. Hadjipateras

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		United States

	7.	Sole Voting Power	2,171,558
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	4,006,873(1)(2)

	9.	Sole Dispositive Power	2,171,558

	10.	Shared Dispositive Power	26,166(1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		6,178,431(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		10.8%

14.	Type of Reporting Person (See Instructions)
IN
______________________
(1)
Includes 26,166 Common Shares of Dorian LPG Ltd. that John C. Hadjipateras may be deemed to beneficially own by virtue of pledges of such Common Shares given under funding and security agreements with each of Theodore B. Young and Alexander J. Ciaputa. See Item 3 and Item 6.

(2)
Includes 3,980,707 Common Shares of Dorian LPG Ltd. that John C. Hadjipateras may be deemed to beneficially own by virtue of a revocable proxy granted to John C. Hadjipateras by each of Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Olympia Kedrou, Chrysanthi Xyla, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis, pursuant to which John C. Hadjipateras may be deemed to share the power to vote such Common Shares. See Item 3 and Item 6.

Schedule 13D

CUSIP No.	Y2106R110

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and restates in its entirety the Schedule 13D filed on January 4, 2016 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") solely to clarify certain arrangements with respect the shares reported herein. The aggregate amount beneficially owned by the Reporting Person (defined below) has not changed from the Original Schedule 13D filed on January 4, 2016.

ITEM 1.                          Security and Issuer.

This statement on Schedule 13D relates to the Common Shares, par value $0.01 per share (the "Common Shares") of Dorian LPG Ltd., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902.

ITEM 2.                          Identity and Background.

(a) – (c), (f) This Schedule 13D is being filed by John C. Hadjipateras, a United States citizen (the "Reporting Person"). The Reporting Person's business address is c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06902. The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

(d) – (e)  The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.                          Source and Amount of Funds or Other Consideration.

On July 29, 2013, Theodore B. Young and Alexander J. Ciaputa (each an "Employee Shareholder" and collectively, the "Employee Shareholders") entered into separate non-negotiable promissory notes and funding and security agreements (collectively, the "Lending and Security Agreements") with the Reporting Person. Pursuant to the Lending and Security Agreements, the Reporting Person lent an aggregate of $352,408 to the Employee Shareholders to purchase an aggregate of 26,166 Common Shares (as adjusted to reflect the one-for-five reverse stock split effected by the Issuer on April 25, 2014) (the "Employee Shares") and the Employee Shareholders pledged the Employee Shares to the Reporting Person as security for the loans.

On December 22, 2015, as part of a pro rata distribution by Astromar LLC to its members, the Reporting Person received 1,540,155 Common Shares over which he has sole dispositive and voting power. No consideration was paid as part of the distribution. The source of funds for the other previously acquired 631,403 Common Shares to which the Reporting Person has sole dispositive and voting power was cash on hand and awards of restricted stock from the Issuer.

Also on December 22, 2015, Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Olympia Kedrou, Chrysanthi Xyla, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis (each a "Proxy Shareholder" and collectively, the "Proxy Shareholders"), whom together are record holders of an aggregate 3,980,707 Common Shares (the "Proxy Shares"), each entered into a separate revocable proxy (each a "Shareholder Proxy" and collectively, the "Shareholder Proxies") appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with each Shareholder Proxy.

The Lending and Security Agreements and the Shareholder Proxies are incorporated by reference in this filing in Exhibit A and Exhibit B, respectively, and any references to or descriptions of the Lending and Security Agreements and the Shareholder Proxies are qualified in their entirety by reference to the full text of the Lending and Security Agreements and the Shareholder Proxies, respectively.

ITEM 4.                          Purpose of Transaction.

(a) - (j). The Common Shares that the Reporting Person may be deemed to beneficially own are held for investment or other purposes, but as the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, the Reporting Person controls the management and policies of the Issuer. In the future, the Reporting Person may be involved in and may plan for his involvement in any or all of the following:

1.	The acquisition of additional Common Shares of the Issuer or the disposition of Common Shares of the Issuer;
2.	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4.	Any material change in the present capitalization or dividend policy of the Issuer;
5.	Any other material change in the Issuer's business or corporate structure;
6.	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
9.	Any action similar to those enumerated above.
Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
ITEM 5.                          Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 57,225,162 Common Shares outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Person may be deemed to beneficially own 6,178,431 Common Shares representing 10.8% of the total outstanding Common Shares, further as set forth below:

Name	Voting		Dispositive
	Sole	Shared	Sole	Shared
John C. Hadjipateras	2,171,558	4,006,873(1)(2)	2,171,558	26,166(1)

_______________________
(1)	Includes the Employee Shares that the Reporting Person may be deemed to beneficially own by virtue of the Lending and Security Agreements. See Item 3, Item 6, and Exhibit A.
(2)
Includes the Proxy Shares that the Reporting Person may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting Person by each Proxy Shareholder, pursuant to which the Reporting Person may be deemed to share the power to vote the Proxy Shares. See Item 3, Item 6 and Exhibit B.

(c) Except as set forth above, no other transactions in the Common Shares were effected by the person enumerated in Item 2 during the past 60 days.

(d) The Employee Shareholders have the right to receive dividends (other than stock or liquidating dividends) with respect to the Employee Shares under the Lending and Security Agreements except in the event of Default (as defined therein). The Proxy Shareholders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Proxy Shares.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 29, 2013, each Employee Shareholder entered into the Lending and Security Agreements with the Reporting Person. Pursuant to the Lending and Security Agreements, the Reporting Person lent an aggregate of $352,408 to the Employee Shareholders to purchase the Employee Shares and the Employee Shareholders pledged the Employee Shares to the Reporting Person as security for the loans. The Employee Shareholders retain the right to instruct the Reporting Person as to the exercise of all voting and/or consensual powers with respect to the Employee Shares and receive and retain all dividends (other than stock and liquidating dividends) with respect to the Employee Shares, except, in each case, in the event of a Default as defined in the Lending and Security Agreements. For more information, see Item 3 and Exhibit A.

On December 22, 2015, each Proxy Shareholder entered into a Shareholder Proxy appointing the Reporting Person, with respect to the Proxy Shares, as such Proxy Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Proxy Shareholder's name, place and stead.  No consideration was paid by the Reporting Person in connection with the Shareholder Proxies. For more information, see Item 3 and Exhibit B.

ITEM 7.                          Material to be Filed as Exhibits.

Exhibit A	The Lending and Security Agreements, each dated July 29, 2013

Exhibit B	Shareholder Proxies, each dated December 22, 2015 (incorporated by reference to Exhibit A of the Original Schedule 13D)

.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2016

BY: /s/ John C. Hadjipateras
John C. Hadjipateras*

________________________________________
* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A
FUNDING AND SECURITY AGREEMENT
This Funding and Security Agreement (the "Agreement") is entered into as of the 29th, July 2013 between John C. Hadjipateras of 50 Cherry Valley Rd, Greenwich, Connecticut ("Lender"), and Theodore B. Young of 85 Highfield Rd, Wilton, Connecticut (the "Obligor").
RECITALS
A.            In connection with the successful completion on the date hereof of that certain Norwegian Private Placement ("NPP") of shares of Dorian LPG Ltd. ("the Company"), the Seller funded and advanced the sum of $100,000, for and on behalf of the Purchaser, to acquire 40,905 shares of the Company ("Dorian LPG Shares");
B.            The Lender and Obligor are entering into this Agreement to set forth the terms and conditions upon which the Obligor shall repay the Lender the amount so advanced to acquire the Dorian LPG Shares for and on behalf of the Obligor.
NOW, THEREFORE, in consideration of the premises, the parties agree as follows:
1.            Promissory Note.  In consideration and acknowledgement of the Lender advancing the funds to acquire the Dorian LPG Shares on his behalf, the Obligor has issued and delivered concurrent herewith in favor of the Lender a Promissory Note in the form of Exhibit A hereto.
2.            Transfer of Record Ownership.  It is agreed that the Lender shall retain record ownership over the Dorian LPG Shares, which are currently listed and traded on the NOTC but which in the future may also be listed and traded on the New York Stock Exchange, as security for the due and punctual performance by the Obligor of his obligations under the Promissory Note.  Upon the payment in full by the Obligor of all principal and interest due under the Promissory Note, the Lender shall promptly arrange for the record ownership of the Dorian LPG Shares to be transferred into the name of the Obligor or his designated nominee.

3.            Voting Power, Dividends, etc.  Unless and until a default by the Obligor in the payment when due of any obligations due under the Promissory Note has occurred and is continuing (any such default being herein called a "Default"):
(a)            the Obligor shall be entitled to instruct the Lender as to the exercise all voting and/or consensual powers pertaining to the Dorian LPG Shares; and
(b)            the Obligor shall be entitled to receive and retain all dividends (other than stock or liquidating dividends) on the Dorian LPG Shares or any part thereof.
If any Default shall have occurred and while the same is continuing:
(a)            the Lender shall have the sole and exclusive right to exercise all voting and consensual powers pertaining to the Dorian LPG Shares or any part thereof and shall exercise such powers in such manner as the Lender may elect; and
(b)            all dividends and other distributions made upon  or in respect of the Dorian LPG Shares or any part thereof shall be paid directly to and shall be retained by the Lender pursuant to the terms hereof.
All cash and other property paid to and/or retained by the Lender pursuant to this Section shall be applied in or towards discharge of the Obligor's obligations under the Promissory Note.
The Lender's rights in respect of a Default as provided above are in addition to any other legal rights and remedies available to Lender, inclusive of his right to pursue collection on the Promissory Note.
4.            Governing Law.  This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto executed this Agreement as of the date first mentioned above.
JOHN C. HADJIPATERAS, as Lender

By: /s/ John C. Hadjipateras John C. Hadjipateras

THEODORE B. YOUNG, as Obligor

By: /s/ Theodore B. Young Theodore B. Young

EXHIBIT A
NON-NEGOTIABLE
 PROMISSORY NOTE
This Promissory Note has been executed and delivered as of this 29th day of July, 2013 by Theodore B. Young of 85 Highfield Road Wilton, Connecticut 06897 ("Borrower") in favor of John C. Hadjipateras of 50 Cherry Valley Road Greenwich, Connecticut 06831 ("Lender").
This Promissory Note has been executed and delivered by the Borrower pursuant to Section 1 of that certain Funding and Security Agreement dated the date hereof entered into between the Borrower and Lender.
As detailed in the Funding and Security Agreement, the Lender has advanced on the date hereof, for and on behalf of the Borrower, the sum of $100,000 for the acquisition of 40,905 common shares of Dorian LPG Ltd.
In consideration thereof, the Borrower hereby promises to pay to the order of Lender on or before the 3rd Anniversary hereof ("Maturity Date") the principal sum of U.S. $100,000 ("Principal Amount") and in addition, interest thereon calculated at the rate of 0.25% per annum.
Both the Principal Amount and interest are payable in lawful money of the United States of America to the Lender.
If this Promissory Note or any payment required to be made hereunder becomes due and payable on a day which is not a Banking Day, the due date thereof shall be extended until the next following Banking Day.
"Banking Day" means a day on which banks are open for the transaction of business in New York City, London and Athens.
In the event the Borrower shall fail to pay the Principal Amount together with any interest thereon on or prior to the Maturity Date, the Lender may declare this Promissory Note to be in default and shall be entitled to pursue all remedies available to enforce collection hereunder.
Presentment, demand, protest and notice of dishonor of this Promissory Note or any other notice of any kind are hereby expressly waived by the Borrower.
This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York.
IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note on the date first above written.
By: _____________________________ Theodore B. Young

NON-NEGOTIABLE
 PROMISSORY NOTE
This Promissory Note has been executed and delivered as of this 29th day of July, 2013 by Theodore B. Young of 85 Highfield Road Wilton, Connecticut 06897 ("Borrower") in favor of John C. Hadjipateras of 50 Cherry Valley Road Greenwich, Connecticut 06831 ("Lender").
This Promissory Note has been executed and delivered by the Borrower pursuant to Section 1 of that certain Funding and Security Agreement dated the date hereof entered into between the Borrower and Lender.
As detailed in the Funding and Security Agreement, the Lender has advanced on the date hereof, for and on behalf of the Borrower, the sum of $100,000 for the acquisition of 40,905 common shares of Dorian LPG Ltd.
In consideration thereof, the Borrower hereby promises to pay to the order of Lender on or before the 3rd Anniversary hereof ("Maturity Date") the principal sum of U.S. $100,000 ("Principal Amount") and in addition, interest thereon calculated at the rate of 0.25% per annum.
Both the Principal Amount and interest are payable in lawful money of the United States of America to the Lender.
If this Promissory Note or any payment required to be made hereunder becomes due and payable on a day which is not a Banking Day, the due date thereof shall be extended until the next following Banking Day.
"Banking Day" means a day on which banks are open for the transaction of business in New York City, London and Athens.
In the event the Borrower shall fail to pay the Principal Amount together with any interest thereon on or prior to the Maturity Date, the Lender may declare this Promissory Note to be in default and shall be entitled to pursue all remedies available to enforce collection hereunder.
Presentment, demand, protest and notice of dishonor of this Promissory Note or any other notice of any kind are hereby expressly waived by the Borrower.
This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York.
IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note on the date first above written.
By: /s/ Theodore B. Young Theodore B. Young

FUNDING AND SECURITY AGREEMENT
This Funding and Security Agreement (the "Agreement") is entered into as of the 29th, July 2013 between John C. Hadjipateras of 50 Cherry Valley Rd, Greenwich, Connecticut ("Lender"), and Theodore B. Young of 85 Highfield Rd, Wilton, Connecticut (the "Obligor").
RECITALS
A.            In connection with the successful completion on the date hereof of that certain Norwegian Private Placement ("NPP") of shares of Dorian LPG Ltd. ("the Company"), the Seller funded and advanced the sum of $76,204.00 for and on behalf of the Purchaser, to acquire 24,509 shares of the Company ("Dorian LPG Shares");
B.            The Lender and Obligor are entering into this Agreement to set forth the terms and conditions upon which the Obligor shall repay the Lender the amount so advanced to acquire the Dorian LPG Shares for and on behalf of the Obligor.
NOW, THEREFORE, in consideration of the premises, the parties agree as follows:
1.            Promissory Note.  In consideration and acknowledgement of the Lender advancing the funds to acquire the Dorian LPG Shares on his behalf, the Obligor has issued and delivered concurrent herewith in favor of the Lender a Promissory Note in the form of Exhibit A hereto.
2.            Transfer of Record Ownership.  It is agreed that the Lender shall retain record ownership over the Dorian LPG Shares, which are currently listed and traded on the NOTC but which in the future may also be listed and traded on the New York Stock Exchange, as security for the due and punctual performance by the Obligor of his obligations under the Promissory Note.  Upon the payment in full by the Obligor of all principal and interest due under the Promissory Note, the Lender shall promptly arrange for the record ownership of the Dorian LPG Shares to be transferred into the name of the Obligor or his designated nominee.

3.            Voting Power, Dividends, etc.  Unless and until a default by the Obligor in the payment when due of any obligations due under the Promissory Note has occurred and is continuing (any such default being herein called a "Default"):
(a)            the Obligor shall be entitled to instruct the Lender as to the exercise all voting and/or consensual powers pertaining to the Dorian LPG Shares; and
(b)            the Obligor shall be entitled to receive and retain all dividends (other than stock or liquidating dividends) on the Dorian LPG Shares or any part thereof.
If any Default shall have occurred and while the same is continuing:
(a)            the Lender shall have the sole and exclusive right to exercise all voting and consensual powers pertaining to the Dorian LPG Shares or any part thereof and shall exercise such powers in such manner as the Lender may elect; and
(b)            all dividends and other distributions made upon  or in respect of the Dorian LPG Shares or any part thereof shall be paid directly to and shall be retained by the Lender pursuant to the terms hereof.
All cash and other property paid to and/or retained by the Lender pursuant to this Section shall be applied in or towards discharge of the Obligor's obligations under the Promissory Note.
The Lender's rights in respect of a Default as provided above are in addition to any other legal rights and remedies available to Lender, inclusive of his right to pursue collection on the Promissory Note.
4.            Governing Law.  This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto executed this Agreement as of the date first mentioned above.
JOHN C. HADJIPATERAS, as Lender

By: /s/ John C. Hadjipateras John C. Hadjipateras

THEODORE B. YOUNG, as Obligor

By: /s/ Theodore B. Young Theodore B. Young

EXHIBIT A
NON-NEGOTIABLE
 PROMISSORY NOTE
This Promissory Note has been executed and delivered as of this 29th day of July, 2013 by Theodore B. Young of 85 Highfield Road Wilton, Connecticut 06897 ("Borrower") in favor of John C. Hadjipateras of 50 Cherry Valley Road, Greenwich, Connecticut 06831 ("Lender").
This Promissory Note has been executed and delivered by the Borrower pursuant to Section 1 of that certain Funding and Security Agreement dated the date hereof entered into between the Borrower and Lender.
As detailed in the Funding and Security Agreement, the Lender has advanced on the date hereof, for and on behalf of the Borrower, the sum of $76,204 for the acquisition of 24,509 common shares of Dorian LPG Ltd.
In consideration thereof, the Borrower hereby promises to pay to the order of Lender on or before the 3rd Anniversary hereof ("Maturity Date") the principal sum of U.S. $76,204 ("Principal Amount") and in addition, interest thereon calculated at the rate of 0.25% per annum.
Both the Principal Amount and interest are payable in lawful money of the United States of America to the Lender.
If this Promissory Note or any payment required to be made hereunder becomes due and payable on a day which is not a Banking Day, the due date thereof shall be extended until the next following Banking Day.
"Banking Day" means a day on which banks are open for the transaction of business in New York City, London and Athens.
In the event the Borrower shall fail to pay the Principal Amount together with any interest thereon on or prior to the Maturity Date, the Lender may declare this Promissory Note to be in default and shall be entitled to pursue all remedies available to enforce collection hereunder.
Presentment, demand, protest and notice of dishonor of this Promissory Note or any other notice of any kind are hereby expressly waived by the Borrower.
This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York.
IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note on the date first above written.
By: ________________________ Theodore B. Young

NON-NEGOTIABLE
 PROMISSORY NOTE
This Promissory Note has been executed and delivered as of this 29th day of July, 2013 by Theodore B. Young of 85 Highfield Road Wilton, Connecticut 06897 ("Borrower") in favor of John C. Hadjipateras of 50 Cherry Valley Road, Greenwich, Connecticut 06831 ("Lender").
This Promissory Note has been executed and delivered by the Borrower pursuant to Section 1 of that certain Funding and Security Agreement dated the date hereof entered into between the Borrower and Lender.
As detailed in the Funding and Security Agreement, the Lender has advanced on the date hereof, for and on behalf of the Borrower, the sum of $76,204 for the acquisition of 24,509 common shares of Dorian LPG Ltd.
In consideration thereof, the Borrower hereby promises to pay to the order of Lender on or before the 3rd Anniversary hereof ("Maturity Date") the principal sum of U.S. $76,204 ("Principal Amount") and in addition, interest thereon calculated at the rate of 0.25% per annum.
Both the Principal Amount and interest are payable in lawful money of the United States of America to the Lender.
If this Promissory Note or any payment required to be made hereunder becomes due and payable on a day which is not a Banking Day, the due date thereof shall be extended until the next following Banking Day.
"Banking Day" means a day on which banks are open for the transaction of business in New York City, London and Athens.
In the event the Borrower shall fail to pay the Principal Amount together with any interest thereon on or prior to the Maturity Date, the Lender may declare this Promissory Note to be in default and shall be entitled to pursue all remedies available to enforce collection hereunder.
Presentment, demand, protest and notice of dishonor of this Promissory Note or any other notice of any kind are hereby expressly waived by the Borrower.
This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York.
IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note on the date first above written.

By: /s/ Theodore B. Young Theodore B. Young

FUNDING AND SECURITY AGREEMENT
This Funding and Security Agreement (the "Agreement") is entered into as of the 29th, July 2013 between John C. Hadjipateras of 50 Cherry Valley Rd, Greenwich, Connecticut ("Lender"), and Alexander J. Ciaputa, of 22 Edgewood Lane, Bronxville, New York (the "Obligor").
RECITALS
A.            In connection with the successful completion on the date hereof of that certain Norwegian Private Placement ("NPP") of shares of Dorian LPG Ltd. ("the Company"), the Seller funded and advanced the sum of $100,000, for and on behalf of the Purchaser, to acquire 40,905 shares of the Company ("Dorian LPG Shares");
B.            The Lender and Obligor are entering into this Agreement to set forth the terms and conditions upon which the Obligor shall repay the Lender the amount so advanced to acquire the Dorian LPG Shares for and on behalf of the Obligor.
NOW, THEREFORE, in consideration of the premises, the parties agree as follows:
1.            Promissory Note.  In consideration and acknowledgement of the Lender advancing the funds to acquire the Dorian LPG Shares on his behalf, the Obligor has issued and delivered concurrent herewith in favor of the Lender a Promissory Note in the form of Exhibit A hereto.
2.            Transfer of Record Ownership.  It is agreed that the Lender shall retain record ownership over the Dorian LPG Shares, which are currently listed and traded on the NOTC but which in the future may also be listed and traded on the New York Stock Exchange, as security for the due and punctual performance by the Obligor of his obligations under the Promissory Note.  Upon the payment in full by the Obligor of all principal and interest due under the Promissory Note, the Lender shall promptly arrange for the record ownership of the Dorian LPG Shares to be transferred into the name of the Obligor or his designated nominee.

3.            Voting Power, Dividends, etc.  Unless and until a default by the Obligor in the payment when due of any obligations due under the Promissory Note has occurred and is continuing (any such default being herein called a "Default"):
(a)            the Obligor shall be entitled to instruct the Lender as to the exercise all voting and/or consensual powers pertaining to the Dorian LPG Shares; and
(b)            the Obligor shall be entitled to receive and retain all dividends (other than stock or liquidating dividends) on the Dorian LPG Shares or any part thereof.
If any Default shall have occurred and while the same is continuing:
(a)            the Lender shall have the sole and exclusive right to exercise all voting and consensual powers pertaining to the Dorian LPG Shares or any part thereof and shall exercise such powers in such manner as the Lender may elect; and
(b)            all dividends and other distributions made upon  or in respect of the Dorian LPG Shares or any part thereof shall be paid directly to and shall be retained by the Lender pursuant to the terms hereof.
All cash and other property paid to and/or retained by the Lender pursuant to this Section shall be applied in or towards discharge of the Obligor's obligations under the Promissory Note.
The Lender's rights in respect of a Default as provided above are in addition to any other legal rights and remedies available to Lender, inclusive of his right to pursue collection on the Promissory Note.
4.            Governing Law.  This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto executed this Agreement as of the date first mentioned above.
JOHN C. HADJIPATERAS, as Lender

By: /s/ John C. Hadjipateras John C. Hadjipateras

ALEXANDER J. CIAPUTA, as Obligor

By: /s/ Alexander J. Ciaputa Alexander J. Ciaputa

EXHIBIT A
NON-NEGOTIABLE
 PROMISSORY NOTE
This Promissory Note has been executed and delivered as of this 29th day of July, 2013 by Alexander J. Ciaputa of 22 Edgewood Lane, Bronxville, New York ("Borrower") in favor of John C. Hadjipateras of 50 Cherry Valley Road, Greenwich, Connecticut ("Lender").
This Promissory Note has been executed and delivered by the Borrower pursuant to Section 1 of that certain Funding and Security Agreement dated the date hereof entered into between the Borrower and Lender.
As detailed in the Funding and Security Agreement, the Lender has advanced on the date hereof, for and on behalf of the Borrower, the sum of $100,000 for the acquisition of 40,905 common shares of Dorian LPG Ltd.
In consideration thereof, the Borrower hereby promises to pay to the order of Lender on or before the 3rd Anniversary hereof ("Maturity Date") the principal sum of U.S. $100,000 ("Principal Amount") and in addition, interest thereon calculated at the rate of 0.25% per annum.
Both the Principal Amount and interest are payable in lawful money of the United States of America to the Lender.
If this Promissory Note or any payment required to be made hereunder becomes due and payable on a day which is not a Banking Day, the due date thereof shall be extended until the next following Banking Day.
"Banking Day" means a day on which banks are open for the transaction of business in New York City, London and Athens.
In the event the Borrower shall fail to pay the Principal Amount together with any interest thereon on or prior to the Maturity Date, the Lender may declare this Promissory Note to be in default and shall be entitled to pursue all remedies available to enforce collection hereunder.
Presentment, demand, protest and notice of dishonor of this Promissory Note or any other notice of any kind are hereby expressly waived by the Borrower.
This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York.
IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note on the date first above written.
By: _______________________ Alexander J. Ciaputa

NON-NEGOTIABLE
 PROMISSORY NOTE
This Promissory Note has been executed and delivered as of this 29th day of July, 2013 by Alexander J. Ciaputa of 22 Edgewood Lane, Bronxville, New York ("Borrower") in favor of John C. Hadjipateras of 50 Cherry Valley Road, Greenwich, Connecticut ("Lender").
This Promissory Note has been executed and delivered by the Borrower pursuant to Section 1 of that certain Funding and Security Agreement dated the date hereof entered into between the Borrower and Lender.
As detailed in the Funding and Security Agreement, the Lender has advanced on the date hereof, for and on behalf of the Borrower, the sum of $100,000 for the acquisition of 40,905 common shares of Dorian LPG Ltd.
In consideration thereof, the Borrower hereby promises to pay to the order of Lender on or before the 3rd Anniversary hereof ("Maturity Date") the principal sum of U.S. $100,000 ("Principal Amount") and in addition, interest thereon calculated at the rate of 0.25% per annum.
Both the Principal Amount and interest are payable in lawful money of the United States of America to the Lender.
If this Promissory Note or any payment required to be made hereunder becomes due and payable on a day which is not a Banking Day, the due date thereof shall be extended until the next following Banking Day.
"Banking Day" means a day on which banks are open for the transaction of business in New York City, London and Athens.
In the event the Borrower shall fail to pay the Principal Amount together with any interest thereon on or prior to the Maturity Date, the Lender may declare this Promissory Note to be in default and shall be entitled to pursue all remedies available to enforce collection hereunder.
Presentment, demand, protest and notice of dishonor of this Promissory Note or any other notice of any kind are hereby expressly waived by the Borrower.
This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York.
IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note on the date first above written.
By: /s/ Alexander J. Ciaputa Alexander J. Ciaputa

FUNDING AND SECURITY AGREEMENT
This Funding and Security Agreement (the "Agreement") is entered into as of the 29th, July 2013 between John C. Hadjipateras of 50 Cherry Valley Rd, Greenwich, Connecticut ("Lender"), and Alexander J. Ciaputa of 22 Edgewood Lane, Bronxville, New York (the "Obligor").
RECITALS
A.            In connection with the successful completion on the date hereof of that certain Norwegian Private Placement ("NPP") of shares of Dorian LPG Ltd. ("the Company"), the Seller funded and advanced the sum of $76,204.00 for and on behalf of the Purchaser, to acquire 24,509 shares of the Company ("Dorian LPG Shares");
B.            The Lender and Obligor are entering into this Agreement to set forth the terms and conditions upon which the Obligor shall repay the Lender the amount so advanced to acquire the Dorian LPG Shares for and on behalf of the Obligor.
NOW, THEREFORE, in consideration of the premises, the parties agree as follows:
1.            Promissory Note.  In consideration and acknowledgement of the Lender advancing the funds to acquire the Dorian LPG Shares on his behalf, the Obligor has issued and delivered concurrent herewith in favor of the Lender a Promissory Note in the form of Exhibit A hereto.
2.            Transfer of Record Ownership.  It is agreed that the Lender shall retain record ownership over the Dorian LPG Shares, which are currently listed and traded on the NOTC but which in the future may also be listed and traded on the New York Stock Exchange, as security for the due and punctual performance by the Obligor of his obligations under the Promissory Note.  Upon the payment in full by the Obligor of all principal and interest due under the Promissory Note, the Lender shall promptly arrange for the record ownership of the Dorian LPG Shares to be transferred into the name of the Obligor or his designated nominee.

3.            Voting Power, Dividends, etc.  Unless and until a default by the Obligor in the payment when due of any obligations due under the Promissory Note has occurred and is continuing (any such default being herein called a "Default"):
(a)            the Obligor shall be entitled to instruct the Lender as to the exercise all voting and/or consensual powers pertaining to the Dorian LPG Shares; and
(b)            the Obligor shall be entitled to receive and retain all dividends (other than stock or liquidating dividends) on the Dorian LPG Shares or any part thereof.
If any Default shall have occurred and while the same is continuing:
(a)            the Lender shall have the sole and exclusive right to exercise all voting and consensual powers pertaining to the Dorian LPG Shares or any part thereof and shall exercise such powers in such manner as the Lender may elect; and
(b)            all dividends and other distributions made upon  or in respect of the Dorian LPG Shares or any part thereof shall be paid directly to and shall be retained by the Lender pursuant to the terms hereof.
All cash and other property paid to and/or retained by the Lender pursuant to this Section shall be applied in or towards discharge of the Obligor's obligations under the Promissory Note.
The Lender's rights in respect of a Default as provided above are in addition to any other legal rights and remedies available to Lender, inclusive of his right to pursue collection on the Promissory Note.
4.            Governing Law.  This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto executed this Agreement as of the date first mentioned above.
JOHN C. HADJIPATERAS, as Lender

By: /s/ John C. Hadjipateras John C. Hadjipateras

ALEXANDER J. CIAPUTA, as Obligor

By: /s/ Alexander J. Ciaputa Alexander J. Ciaputa

EXHIBIT A

NON-NEGOTIABLE
 PROMISSORY NOTE
This Promissory Note has been executed and delivered as of this 29th day of July, 2013 by Alexander J. Ciaputa of 22 Edgewood Lane, Bronxville, New York ("Borrower") in favor of John C. Hadjipateras of 50 Cherry Valley Road, Greenwich, Connecticut ("Lender").
This Promissory Note has been executed and delivered by the Borrower pursuant to Section 1 of that certain Funding and Security Agreement dated the date hereof entered into between the Borrower and Lender.
As detailed in the Funding and Security Agreement, the Lender has advanced on the date hereof, for and on behalf of the Borrower, the sum of $76,204.00 for the acquisition of 24,509 common shares of Dorian LPG Ltd.
In consideration thereof, the Borrower hereby promises to pay to the order of Lender on or before the 3rd Anniversary hereof ("Maturity Date") the principal sum of U.S. $76,204 ("Principal Amount") and in addition, interest thereon calculated at the rate of 0.25% per annum.
Both the Principal Amount and interest are payable in lawful money of the United States of America to the Lender.
If this Promissory Note or any payment required to be made hereunder becomes due and payable on a day which is not a Banking Day, the due date thereof shall be extended until the next following Banking Day.
"Banking Day" means a day on which banks are open for the transaction of business in New York City, London and Athens.
In the event the Borrower shall fail to pay the Principal Amount together with any interest thereon on or prior to the Maturity Date, the Lender may declare this Promissory Note to be in default and shall be entitled to pursue all remedies available to enforce collection hereunder.
Presentment, demand, protest and notice of dishonor of this Promissory Note or any other notice of any kind are hereby expressly waived by the Borrower.
This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York.
IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note on the date first above written.
By: ________________________ Alexander J. Ciaputa

NON-NEGOTIABLE
 PROMISSORY NOTE
This Promissory Note has been executed and delivered as of this 29th day of July, 2013 by Alexander J. Ciaputa of 22 Edgewood Lane, Bronxville, New York ("Borrower") in favor of John C. Hadjipateras of 50 Cherry Valley Road, Greenwich, Connecticut ("Lender").
This Promissory Note has been executed and delivered by the Borrower pursuant to Section 1 of that certain Funding and Security Agreement dated the date hereof entered into between the Borrower and Lender.
As detailed in the Funding and Security Agreement, the Lender has advanced on the date hereof, for and on behalf of the Borrower, the sum of $76,204.00 for the acquisition of 24,509 common shares of Dorian LPG Ltd.
In consideration thereof, the Borrower hereby promises to pay to the order of Lender on or before the 3rd Anniversary hereof ("Maturity Date") the principal sum of U.S. $76,204 ("Principal Amount") and in addition, interest thereon calculated at the rate of 0.25% per annum.
Both the Principal Amount and interest are payable in lawful money of the United States of America to the Lender.
If this Promissory Note or any payment required to be made hereunder becomes due and payable on a day which is not a Banking Day, the due date thereof shall be extended until the next following Banking Day.
"Banking Day" means a day on which banks are open for the transaction of business in New York City, London and Athens.
In the event the Borrower shall fail to pay the Principal Amount together with any interest thereon on or prior to the Maturity Date, the Lender may declare this Promissory Note to be in default and shall be entitled to pursue all remedies available to enforce collection hereunder.
Presentment, demand, protest and notice of dishonor of this Promissory Note or any other notice of any kind are hereby expressly waived by the Borrower.
This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York.
IN WITNESS WHEREOF, the Borrower has executed and delivered this Promissory Note on the date first above written.
By: /s/ Alexander J. Ciaputa Alexander J. Ciaputa